UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D/A

 Under the Securities Exchange of 1934

(Amendment No. 27)

Afya Limited
(Name of Issuer)

Class A Common Shares, par value $0.00005 per share
(Title of Class of Securities)

G01125106
(CUSIP Number)

Denise Abel Bertelsmann SE & Co. KGaA Carl-Bertelsmann-Strasse 270 33311 Gütersloh, Germany with copies to: Michael Davis, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2024 (May 21, 2024)
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G01125106

1	NAME OF REPORTING PERSON Bertelsmann SE & Co. KGaA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 46,112,915
	9	SOLE DISPOSITIVE POWER 46,112,915
	10	SHARED DISPOSITIVE POWER —

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,112,915 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.30% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAME OF REPORTING PERSON Erste WV Gütersloh GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 46,112,915
	9	SOLE DISPOSITIVE POWER 46,112,915
	10	SHARED DISPOSITIVE POWER —

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,112,915 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.30% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Aggregate amount beneficially owned by Bertelsmann SE & Co. KGaA (“Bertelsmann”) and Erste WV Gütersloh GmbH, a wholly-owned direct subsidiary of Bertelsmann (“Erste” and collectively with Bertelsmann, the “Reporting Person”) consists of 29,074,134 Class B common shares and 17,038,781 Class A common shares held of record by the Reporting Person. Each Class B common share held of record by the Reporting Person is convertible into one Class A common share at the option of its holder at any time.
(2)	Represents the quotient obtained by dividing (a) the number of Class B common shares and Class A common shares beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 46,146,590 Class A common shares outstanding as of December 31, 2023 as reported by the Issuer in its Current Report on Form 6-K, filed with the Securities and Exchange Commission (the “Commission”) on March 14, 2024 (as reduced by the number of treasury shares as reported therein), and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person. As of September 30, 2023, the number of Class A common shares outstanding was 44,009,699 and the percentage beneficially owned was 58.06%.
(3)	Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.

Explanatory Note

This Amendment No. 27 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Person on August 10, 2021 (the “Original Schedule 13D”, as further amended on March 4, 2022, “Amendment No. 1”, as further amended on April 18, 2022, “Amendment No. 2”, as further amended on April 25, 2022, “Amendment No. 3,” as further amended on May 4, 2022, “Amendment No. 4,” as further amended on May 23, 2022, “Amendment No. 5,” as further amended on May 27, 2022, “Amendment No. 6,” as further amended on August 1, 2022, “Amendment No. 7,” as further amended on August 31, 2022, “Amendment No. 8,” as further amended on September 23, 2022, “Amendment No. 9,” as further amended on October 24, 2022, “Amendment No. 10,” as further amended on November 9, 2022, “Amendment No. 11,” as further amended on November 29, 2022, “Amendment No. 12,” as further amended on December 16, 2022, “Amendment No. 13,” as further amended on December 21, 2022, “Amendment No. 14,” as further amended on January 12, 2023, “Amendment No. 15,” as further amended on February 23, 2023, “Amendment No. 16,” as further amended on March 29, 2023, “Amendment No. 17,” as further amended on May 1, 2023, “Amendment No. 18,” as further amended on June 20, 2023, “Amendment No. 19,” as further amended on July 25, 2023, “Amendment No. 20,” as further amended on September 7, 2023, “Amendment No. 21,” as further amended on October 31, 2023, “Amendment No. 22,” as further amended on December 12, 2023, “Amendment No. 23,” as further amended on February 12, 2024, “Amendment No. 24,” as further amended on March 19, 2024, “Amendment No. 25,” as further amended on May 7, 2024, “Amendment No. 26,” and, as amended and supplemented by this Amendment, the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23, Amendment No. 24, Amendment No. 25 or Amendment No. 26. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D. This Schedule 13D relates to the Class A common shares, par value $0.00005, of Afya Limited, an exempted liability company incorporated under the laws of the Cayman Islands (the “Issuer”), having its registered offices at Alameda Oscar Niemeyer, No. 119, Salas 502, 504, 1,501 and 1,503, Vila da Serra, Nova Lima, Minas Gerais Brazil.

Item 4.	Purpose of Transaction.

This Amendment No. 27 amends and supplements Item 4 of the Original Schedule 13D (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, and Amendment No. 13) as follows:

As previously disclosed on Amendment No. 6, the Reporting Person entered into a Trading Plan on May 26, 2022 pursuant to Rule 10b5-1 of the Act with an unaffiliated third-party broker (the “Broker”), which, as previously disclosed on Amendment No. 13, was further amended on December 15, 2022 (as amended, the “Existing Trading Plan”). On May 21, 2024, the Reporting Person entered into an amendment to the Trading Plan (the “Trading Plan Amendment”). Under the Trading Plan Amendment, the term of the Existing Trading Plan was extended until May 31, 2026 (unless terminated earlier in accordance with its terms), and in addition the purchasing guidelines for the Broker for purchases under the Existing Trading Plan were modified. Purchases under the Trading Plan Amendment may only commence thirty days after the date of the Trading Plan Amendment. There can be no certainty that any Class A common shares will be purchased under the Trading Plan Amendment.

The foregoing description of the Trading Plan Amendment does not purport to be complete and is qualified in its entirety by reference to the copy included as Exhibit 99.1 to this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Amendment No. 27 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Second Amendment to the Stock Purchase Plan Engagement Agreement, dated May 21, 2024, by and between Erste, BofA Securities, Inc. and the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2024

BERTELSMANN SE & CO. KGAA

By:	ppa /s/ Martin Dannhoff
Name: Martin Dannhoff
Title: SVP Corporate Legal

By:	ppa /s/ Denise Abel
Name: Denise Abel
Title: SVP Corporate Legal

ERSTE WV GÜTERSLOH GMBH

By:	/s/ Martin Dannhoff
Name: Martin Dannhoff
Title: Director

By:	/s/ Denise Abel
Name: Denise Abel
Title: Director